UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ANTIGENICS INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

037032109

(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 6,305,650 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 6,305,650 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,305,650
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.5%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 6,305,650 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 6,305,650 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,305,650
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.5%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 6,305,650 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 6,305,650 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,305,650
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.5%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 6,305,650 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 6,305,650 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,305,650
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.5%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 6,305,650 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 6,305,650 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,305,650
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.5%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Antigenics Inc.
(b)	Address of Issuer's Principal Executive Offices
162 Fifth Avenue, Suite 900, New York, NY 10010

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund, L.P. (the "Partnership"), a Delaware limited partnership, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it.

(ii) BAM Capital, LLC (the "General Partner"), which serves as the general partner of the Partnership.

(iii) BAM Management, LLC (the "Investment Manager"), which serves as the investment manager to the Partnership.

(iii) Mr. Hal Mintz who serves as a managing member of both the General Partner and the Investment Manager.

(iv) Mr. Ross Berman who serves as a managing member of both the General Partner and the Investment Manager.

(b)	Address of Principal Business Office or, if none, Residence
BAM Opportunity Fund, L.P. BAM Capital, LLC BAM Management, LLC 44 Wall Street, Suite 1603 New York, NY 10005 Ross Berman Hal Mintz c/o BAM Capital, LLC 44 Wall Street, Suite 1603 New York, NY 10005
(c)	Citizenship
BAM Opportunity Fund, L.P. - Delaware, U.S.A. BAM Capital, LLC - Delaware, U.S.A. BAM Management, LLC - Delaware, U.S.A. Ross Berman - U.S.A. Hal Mintz - U.S.A.
(d)	Title of Class of Securities

Common Stock, $0.01 par value (the "Common Stock")
(e)	CUSIP Number
037032109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2008, the Partnership beneficially owned (i) 6,305,650 shares of Common Stock and (ii) 6,000,000 warrants to purchase shares of Common Stock (the "Warrants"). The Partnership has contractually limited its ability to exercise the Warrants, such that it may not acquire beneficial ownership of Common Stock at any time in excess of 4.99% of the outstanding Common Stock by virtue of such exercise. Therefore, as of December 31, 2008, the Warrants were not exercisable.

The percentages used herein are calculated based upon 66,354,671 shares of Common Stock reported by the Company to be outstanding as of December 30, 2008.

A. BAM Opportunity Fund, L.P.

(a) Amount beneficially owned: 6,305,650
(b) Percent of class: 9.5%
(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 6,305,650
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 6,305,650

B. BAM Capital, LLC

(a) Amount beneficially owned: 6,305,650
(b) Percent of class: 9.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 6,305,650
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 6,305,650

C. BAM Management, LLC

(a) Amount beneficially owned: 6,305,650
(b) Percent of class: 9.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 6,305,650
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 6,305,650

D. Hal Mintz

(a) Amount beneficially owned: 6,305,650
(b) Percent of class: 9.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 6,305,650
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 6,305,650

E. Ross Berman

(a) Amount beneficially owned: 6,305,650
(b) Percent of class: 9.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 6,305,650
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 6,305,650

This statement relates to Common Stock held by the Partnership over which the General Partner and the Investment Manager have discretionary trading authority. The managing members of the General Partner and the Investment Manager are Ross Berman and Hal Mintz, who share investment management duties. The Partnership, the General Partner, the Investment Manager, Mr. Mintz and Mr. Berman are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person's pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Partnership is a private investment partnership, the sole general partner of which is the General Partner. As the sole general partner of the Partnership, the General Partner has the power to vote and dispose of the Common Stock owned by the Partnership and, accordingly, may be deemed the "beneficial owner" of such Common Stock. As the investment manager of the Partnership, the Investment Manager has the power to vote and dispose of the Common Stock owned by the Partnership and, accordingly, may be deemed the "beneficial owner" of such Common Stock. The managing members of the General Partner and the Investment Manager are Hal Mintz and Ross Berman.

Messrs. Mintz and Berman share investment management duties.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 27, 2009

BAM Opportunity Fund, L.P. By: BAM Capital, LLC its General Partner By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
BAM Capital, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
BAM Management, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of April 27, 2009, is entered into by and among BAM Capital, LLC, a Delaware limited liability company, BAM Management, LLC, a Delaware limited liability company, BAM Opportunity Fund, L.P., a Delaware limited partnership, Ross Berman, an individual, and Hal Mintz, an individual (all of the foregoing are collectively referred to herein as the "BAM Entities").

Each of the BAM Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of common stock, par value $0.01 per share, of Antigenics Inc., a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the BAM Entities upon one week's prior written notice or such lesser period of notice as the BAM Entities may mutually agree.

Executed and delivered as of the date first above written.

BAM Opportunity Fund, L.P.

By: BAM Capital, LLC, its General Partner

By: /s/ Ross Berman
Name: Ross Berman
Title:	Managing Member

BAM Capital, LLC

By: /s/ Ross Berman
Name: Ross Berman
Title: Managing Member

BAM Management, LLC

By: /s/ Ross Berman
Name: Ross Berman
Title: Managing Member

/s/ Ross Berman

Ross Berman

/s/ Hal Mintz

Hal Mintz